James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 3 May 2024 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 2 May 2024. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett. Exhibit 99.1

STANDARD FORM TR-1 VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/ECi 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii: JAMES HARDIE INDUSTRIES PLC 2. Reason for the notification (please tick the appropriate box or boxes): [ X ] an acquisition or disposal of voting rights [ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached [ ] an event changing the breakdown of voting rights 3. Full name of person(s) subject to the notification obligationiii: BlackRock, Inc. 4. Full name of shareholder(s) (if different from 3.) iv: See Section 9 5. Date of the transaction and date on which the threshold is crossed or reachedv: 01/05/2024 6. Date on which issuer notified: 02/05/2024 7. Threshold(s) that is/are crossed or reached: Holdings for BlackRock, Inc. have gone above 6%. 8. Notified details: A) Voting rights attached to shares Class/type of shares (if possible using the ISIN CODE) Situation previous to the Triggering transaction vi Resulting situation after the triggering transactionviiviii Number of Sharesix Number of Voting rightsx Number of sharesxi Number of voting rightsxii % of voting rights Direct Direct xiii Indirectxiv Direct Indirect AU000000JHX1 N/A 25,272,922 N/A N/A 25,290,538 N/A 5.83% SUBTOTAL A (based on 25,290,538 5.83%

aggregate voting rights)					

B) Financial Instruments				
Resulting situation after the triggering transaction[xv]				
Type of financial instrument	Expiration Date[xvi]	Exercise/Conversion Period/ Date[xvii]	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depository Receipts	N/A	N/A	746,690	0.17%
		SUBTOTAL B (in relation to all expiration dates)	746,690	0.17%

Total (A+B)	**number of voting rights**	**% of voting rights**
26,037,228	26,037,228	6.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable[xviii]:

Each of the following entities, which are wholly owned subsidiaries of BlackRock, Inc., hold the following interests in voting rights in their capacity as Investment Manager on behalf of clients:

Investment Manager	**Voting Rights**	**%**
BlackRock Fund Advisors	7,717,943	1.77%
BlackRock Institutional Trust Company, National Association	5,978,957	1.37%
BlackRock Investment Management (Australia) Limited	3,864,842	0.89%
BlackRock Advisors (UK) Limited	2,942,011	0.67%
BlackRock Investment Management (UK) Limited	1,313,661	0.30%
BlackRock Japan Co., Ltd.	863,471	0.19%

BlackRock Advisors, LLC 731,707 0.16% BlackRock Financial Management, Inc. 500,486 0.11% BlackRock Asset Management Canada Limited 466,017 0.10% BlackRock Investment Management, LLC 354,335 0.08% Aperio Group, LLC 241,384 0.05% BlackRock (Singapore) Limited 176,902 0.04% BlackRock Capital Management, Inc. 84,267 0.01% BlackRock International Limited 47,112 0.01% BlackRock Asset Management North Asia Limited 7,443 0.00% 10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date]. 11. Additional information: Done at 12 Throgmorton Avenue, London, EC2N 2DL, U.K. on 02 May 2024